

January 28, 2015

<u>Via E-mail</u>
Mr. Donald Nicholson
CEO, Chief Financial Officer, Principal Executive Officer and Director
Enhance Skin Products Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

> **RE: Enhance Skin Products Inc.**
> **Form 10-K for the Year Ended April 30, 2014**
> **Filed July 14, 2014**
> **File No. 0-52755**

Dear Mr. Nicholson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief